                          MERCANTILE BANK CORPORATION
                           216 NORTH DIVISION AVENUE
                          GRAND RAPIDS, MICHIGAN 49503

                    NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
                          TO BE HELD ON APRIL 15, 1999

                  TO THE HOLDERS OF SHARES OF COMMON STOCK OF
                          MERCANTILE BANK CORPORATION

     NOTICE IS HEREBY GIVEN that the Annual Meeting of Shareholders of MERCANTILE BANK CORPORATION will be held at the Peninsular Club, Second Floor, 120 Ottawa Avenue, N.W., Grand Rapids, Michigan on Thursday, April 15, 1999, at 9:00 a.m., for the purpose of considering and voting upon the following matters:

     1. ELECTION OF DIRECTORS. To elect four Class II directors for a three year term, as detailed in the accompanying Proxy Statement.

     2. OTHER BUSINESS. To transact such other business as may properly be brought before the meeting or any adjournment or adjournments thereof.

     Only those shareholders of record at the close of business on Monday, March 1, 1999, shall be entitled to notice of and to vote at the meeting.

     We urge you to sign and return the enclosed proxy as promptly as possible, whether or not you plan to attend the meeting in person. If you plan to attend the meeting, please let us know by checking the box provided for this purpose on the enclosed proxy. We would appreciate receiving your proxy by Monday, April 5, 1999.

                                          By Order of the Board of Directors,

                                          /s/ Gerald R Johnson Jr

                                          Gerald R. Johnson, Jr.
                                          Chairman of the Board &
                                            Chief Executive Officer
Dated: March 12, 1999

                          MERCANTILE BANK CORPORATION
                           216 NORTH DIVISION AVENUE
                          GRAND RAPIDS, MICHIGAN 49503

                                                                  MARCH 12, 1999

                                PROXY STATEMENT

                              GENERAL INFORMATION

     This Proxy Statement is furnished to shareholders of Mercantile Bank Corporation (the "Corporation") in connection with the solicitation of proxies by the Board of Directors of the Corporation, for use at the Annual Meeting of shareholders of the Corporation to be held on Thursday, April 15, 1999, at 9:00 a.m., at the Peninsular Club, Second Floor, 120 Ottawa Avenue, N.W., Grand Rapids, Michigan, and at any and all adjournments thereof. It is expected that the proxy materials will be mailed to shareholders on or about March 12, 1999.

     Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before its exercise. Unless the proxy is revoked, the shares represented thereby will be voted at the Annual Meeting or any adjournment thereof.

     The entire cost of soliciting proxies will be borne by the Corporation. Proxies may be solicited by mail, facsimile or telegraph, or by directors, officers, or regular employees of the Corporation or its subsidiary, in person or by telephone. The Corporation will reimburse brokerage houses and other custodians, nominees and fiduciaries for their out-of-pocket expenses for forwarding soliciting material to the beneficial owners of Common Stock of the Corporation.

     The Board of Directors, in accordance with the By-Laws of the Corporation, has fixed the close of business on March 1, 1999 as the record date for determining shareholders entitled to notice of and to vote at the Annual Meeting and at any and all adjournments thereof.

     At the close of business on such record date, the outstanding number of voting securities of the Corporation was 2,472,500 shares of Common Stock, each of which is entitled to one vote.

                             ELECTION OF DIRECTORS

     The Corporation's Certificate of Incorporation and By-Laws provide that the number of directors, as determined from time to time by the Board of Directors, shall be no less than six and no more than fifteen. The Board of Directors has presently fixed the number of directors at thirteen. The Certificate of Incorporation and By-Laws further provide that the directors shall be divided into three classes, Class I, Class II and Class III, with each class serving a staggered three year term and with the number of directors in each class being as nearly equal as possible.

     The Board of Directors has nominated Betty S. Burton, Peter A. Cordes, David M. Hecht and Robert M. Wynalda as Class II directors for three year terms expiring at the 2002 Annual Meeting and upon election and qualification of their successors. Each of the nominees is presently a Class II director of the Corporation whose term expires at the April 15, 1999 Annual Meeting of the shareholders. The other members of the Board, who are Class I and Class III directors, will continue in office in accordance with their previous elections until the expiration of their terms at the 2001 or 2000 Annual Meetings, as the case may be.

     It is the intention of the persons named in the enclosed proxy to vote such proxy for the election of the four nominees listed herein. The proposed nominees for election as director are willing to be elected and serve; but in the event that any nominee at the time of election is unable to serve or is otherwise unavailable for election, the Board of Directors may select a substitute nominee, and in that event the persons named in the enclosed proxy intend to vote such proxy for the person so selected. If a substitute nominee is not so selected, such proxy will be voted for the election of the remaining nominees. The affirmative vote of a plurality of the votes cast at the meeting is required for the nominees to be elected.

STOCK OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table presents information regarding the beneficial ownership of the Corporation's Common Stock as of February 1, 1999, by the nominees for election as directors of the Corporation, the directors of the Corporation whose terms of office will continue after the Annual Meeting, the executive officers named in the Summary Compensation Table, and all directors and executive officers of the Corporation as a group.

                                                                 AMOUNT       PERCENT OF CLASS
                                                              BENEFICIALLY      BENEFICIALLY
                  NAME OF BENEFICIAL OWNER                      OWNED(1)          OWNED(6)
                  ------------------------                    ------------    ----------------
Betty S. Burton.............................................      2,000                *
Edward J. Clark.............................................      1,600                *
Peter A. Cordes.............................................     25,000              1.0%
C. John Gill................................................     42,000(2)           1.7%
David M. Hecht..............................................     50,000              2.0%
Gerald R. Johnson, Jr. .....................................     71,101(3)           2.9%
Susan K. Jones..............................................        850                *
Lawrence W. Larsen..........................................     13,500                *
Calvin D. Murdock...........................................     15,875                *
Michael H. Price............................................     15,708(4)             *
Dale J. Visser..............................................     90,000              3.6%
Donald Williams, Sr. .......................................        650                *
Robert M. Wynalda...........................................     50,000              2.0%
All directors and executive officers of the Corporation as a
  group (15 Persons)........................................    387,290(5)          15.4%

-------------------------
 *  Less than one percent.

(1) Some or all of the Common Stock listed may be held jointly with, or for the benefit of, spouses and children or grandchildren of, or various trusts established by, the person indicated.

(2) Includes 14,000 shares held by Mr. Gill's spouse.

(3) Includes 20,000 shares that Mr. Johnson has the right to acquire within 60 days of February 1, 1999 pursuant to the Corporation's 1997 Employee Stock Option Plan and 1,101 shares that Mr. Johnson owns under the Bank's 401(k) Plan. Mr. Johnson also holds options under the Employee Stock Option Plan to purchase an additional 27,000 shares, which have not yet vested.

(4) Includes 14,000 shares that Mr. Price has the right to acquire within 60 days of February 1, 1999, pursuant to the Corporation's 1997 Employee Stock Option Plan and 1,008 shares that Mr. Price owns under the Bank's 401(k) Plan. Mr. Price also holds options under the Employee Stock Option Plan to purchase an additional 14,000 shares, which have not yet vested.

(5) Includes 38,000 shares that such persons have the right to acquire within 60 days of February 1, 1999 pursuant to the Corporation's 1997 Employee Stock Option Plan and 6,615 shares that such persons own under the Bank's 401(k) Plan.

(6) The percentages shown are based on the 2,472,500 shares of the Corporation's Common Stock outstanding as of February 1, 1999, plus the number of shares that the named person or group has the right to acquire within 60 days of February 1, 1999.

     To the best of the Corporation's knowledge, no person owns more than 5% of the Corporation's outstanding Common Stock.

INFORMATION ABOUT DIRECTORS, NOMINEES, AND EXECUTIVE OFFICERS

     The following information is furnished with respect to each continuing director, nominee as a director, and executive officer of the Corporation. Each of the continuing directors and nominees is currently a director of the Corporation as well as a director of Mercantile Bank of West Michigan (the "Bank") which is the Corporation's subsidiary.

                                                                HAS SERVED
                NAME, AGE, AND POSITION WITH                        AS          YEAR WHEN TERM AS A
                THE CORPORATION AND THE BANK                  DIRECTOR SINCE     DIRECTOR EXPIRES
                ----------------------------                  --------------    -------------------
Betty S. Burton, 57, Director...............................       1998                1999
Edward J. Clark, 54, Director...............................       1998                2001
Peter A. Cordes, 58, Director...............................       1997                1999
C. John Gill, 65, Director..................................       1997                2001
David M. Hecht, 61, Director................................       1997                1999
Gerald R. Johnson, Jr., 52, Chairman of the Board and Chief
  Executive Officer of the Corporation, Chairman of the
  Board of the Bank; and Director...........................       1997                2001
Susan K. Jones, 49, Director................................       1998                2000
Lawrence W. Larsen, 59, Director............................       1997                2000
Calvin D. Murdock, 59, Director.............................       1997                2001
Michael H. Price, 42, President and
  Chief Operating Officer of the Corporation, President and
     Chief Executive Officer of the Bank; and Director......       1997                2000
Dale J. Visser, 62, Director................................       1997                2000
Donald Williams, Sr., 62, Director..........................       1998                2001
Robert M. Wynalda, 63, Director.............................       1997                1999
Robert B. Kaminski; 37, Senior Vice President and
  Secretary.................................................
Charles E. Christmas; 33, Chief Financial Officer, Treasurer
  and Compliance Officer....................................

     The business experience of each of the directors, nominees and executive officers of the Corporation for at least the past five years is summarized below:

     BETTY S. BURTON (Director) Betty S. Burton is President and Chief Executive Officer of Wonderland Business Forms, Inc. She has held director positions at First Michigan Bank and Butterworth Hospital. Prior to taking over the family business in 1990, Mrs. Burton was a long time elementary teacher in the public school system. She is a graduate of Western Michigan University, Grand Valley State University and Dartmouth College Minority Business Executive Program. Mrs. Burton sits on the National Council of Steelcase Suppliers Board of Directors, and is a Trustee of both the Grand Valley State University Foundation and the Western Michigan University Foundation.

     EDWARD J. CLARK (Director) Mr. Clark is the President and Chief Executive of The American Seating Company, and has held this position since he joined the company in 1986. American Seating is headquartered in Grand Rapids, Michigan, and produces seating furniture for laboratories, offices, buses, rail cars, auditoriums, stadiums and performing arts centers. Mr. Clark is a member of the Boards of Directors of the Metropolitan YMCA and the Grand Rapids Employers' Association. He is Vice President of the Foundation Board of Trustees and Chairman of the Development Committee of Grand Valley State University. From 1988 through 1997 he was a member of the Board of Directors and Executive Committee of FMB-First Michigan Bank-Grand Rapids ("FMB-Grand Rapids"). Mr. Clark has also previously served on the Boards of Directors of the Grand Rapids Symphony Orchestra, Red Cross of Kent County, St. Mary's Hospital and The Business and Institutional Furniture Manufacturer's Association.

     PETER A. CORDES (Director) Mr. Cordes has served as President and Chief Executive Officer of GWI Engineering Inc. ("GWI") of Grand Rapids, Michigan since 1991. GWI is engaged in the manufacturing of industrial automation systems for customers in a variety of industries in the Midwest. Mr. Cordes purchased GWI in 1991 and is now sole owner. Mr. Cordes is a 1966 graduate of St. Louis University with a degree in aeronautics. He is a native of Traverse City, Michigan and has spent the last eighteen years in West Michigan.

     C. JOHN GILL (Director) Mr. Gill is the retired Chairman of the Board and one of the owners of Gill Industries of Grand Rapids, Michigan. Mr. Gill served as Chairman of Gill Industries from 1994 through 1997, and served as President of Gill Industries from 1983 through 1993. Gill Industries is a manufacturing company involved with sheet metal stampings and assemblies for the automotive and appliance industries. Mr. Gill is a native of Lakeview, Michigan.

     DAVID M. HECHT (Director) Mr. Hecht has practiced law for 37 years, including the past 25 years in Grand Rapids. For more than the past five years he has been the Chairman of the Grand Rapids law firm of Hecht & Lentz and is a founder of such firm. Mr. Hecht is a native of Grand Rapids and a graduate of the University of Michigan and the University of Wisconsin. He is the President of the Charles W. Loosemore Foundation, a Trustee of the Grand Valley University Foundation and a Director of Hospice Foundation of Greater Grand Rapids.

     GERALD R. JOHNSON, JR. (Chairman of the Board, Chief Executive Officer and Director of the Corporation and Chairman of the Board and Director of the
Bank) Mr. Johnson has over 27 years experience in the financial service industry, including 24 years of commercial banking experience. Mr. Johnson was appointed President and Chief Executive Officer of FMB-Grand Rapids in 1986, and served as Chairman, President and Chief Executive Officer from 1988 to May of 1997, when he resigned to organize the Company. Mr. Johnson served as Chairman of the Board and Chief Executive Officer of the Corporation and the Bank from their inception through 1998, and since the beginning of 1999 has served as Chairman of the Board and Chief Executive Officer of the Corporation and Chairman of the Board of the Bank. In the Grand Rapids market, prior to joining FMB-Grand Rapids, Mr. Johnson was employed in various lending capacities by Union Bank (now part of Bank One Corporation), Pacesetter Bank-Grand Rapids (now part of Old Kent) and Manufacturers Bank (now part of Comerica Bank). Mr. Johnson has been involved in charitable and community activities for many years. He currently serves as Chairman of the Board of the Downtown YMCA, Chairman of Residential Treatment of West Michigan, Treasurer of Life Guidance Services and serves on the Boards of Directors of the American Heart Association of Greater Grand Rapids, Michigan Trails Girl Scout Council and The Recuperation Center. Mr. Johnson is also affiliated with the Economic Development Foundation, Grand Rapids Rotary Club, Junior League of Grand Rapids and Project Rehab. Mr. Johnson also has past affiliations with Hope Network, and the Grand Rapids Area Chamber of Commerce where he was a Board member for six years.

     SUSAN K. JONES (Director) Ms. Jones is both a partner of the Callahan Group, LLC and a tenured, full-time Associate Professor of Marketing at Ferris State University in Big Rapids, Michigan. She began her own firm, Susan K. Jones & Associates, in 1980, and joined Ferris State in the fall of 1990. She enjoys an active volunteer career, currently serving as secretary of the Arts Council of Greater Grand Rapids, as a member of the Northwestern Alumni Association Board, and as the West Michigan Alumni Admissions Council Chair for Northwestern University. She is a past-president of the Junior League of Grand Rapids, a graduate of Leadership Grand Rapids, and currently serves as Vice President-Elect of Communications of the West Michigan American Marketing Association, and as a trustee of the Chicago Association of Direct Marketing Educational Foundation. She is a resident of East Grand Rapids, Michigan.

     LAWRENCE W. LARSEN (Director) Mr. Larsen is Chief Executive Officer, President, and owner of Central Industrial Corporation of Grand Rapids, Michigan. He began his employment with the company in 1967, and purchased it in 1975. Central Industrial Corporation is a wholesale distributor of industrial supplies. Mr. Larsen is also an owner and director of Jet Products, Inc. of West Carrollton, Ohio. Jet Products, Inc. designs, manufactures and sells hose reels and related hydraulic products. Mr. Larsen is a native of Wisconsin. He has spent the last 31 years in the Grand Rapids area. Mr. Larsen is an active supporter of the Catholic secondary schools system in Grand Rapids. Mr. Larsen served as a director of FMB-Grand Rapids from 1980 until June of 1997, and was a member of the Executive Loan Committee and the Audit Committee.

     CALVIN D. MURDOCK (Director) Mr. Murdock is President of SF Supply ("SF") of Grand Rapids, Michigan. He has held this position since 1994. From 1992 to 1994, he served as the General Manager of SF, and in 1991, served as SF's Controller. SF is a wholesale distributor of commercial and industrial electronic, electrical and automation parts, supplies and services. Mr. Murdock is a Michigan native and a graduate of

Ferris State University with a degree in accounting. Prior to joining SF, Mr. Murdock owned and operated businesses in the manufacturing and supply of automobile wash equipment.

     MICHAEL H. PRICE (President, Chief Operating Officer and Director of the Corporation and President, Chief Executive Officer and Director of the Bank) Mr. Price has over 17 years of commercial banking experience, most of which was with First Michigan Bank Corporation ("FMB") and its subsidiary FMB-Grand Rapids. Spending most of his banking career in Commercial Lending, Mr. Price was the Senior Lending Officer, then President of FMB-Grand Rapids before joining the Bank in late 1997. Mr. Price served as President and Chief Operating Officer of the Corporation and the Bank from December of 1997 through 1998, and has served as President and Chief Operating Officer of the Corporation and President and Chief Executive Officer of the Bank since January of 1999. Mr. Price has been and continues to be very active in the Grand Rapids community. He currently serves on the Board of Directors of Kent County Habitat for Humanity.

     DALE J. VISSER (Director) Mr. Visser is Chairman and one of the owners of Visser Brothers Inc. of Grand Rapids, Michigan. He has served this company in various officer positions since 1960. Visser Brothers is a construction general contractor specializing in commercial buildings. Mr. Visser also has an ownership interest in several real estate projects in the Grand Rapids area including Eastbrook Mall and Breton Village Shopping Center. Mr. Visser served as a director of FMB-Grand Rapids from 1972 until June of 1997. He is a Grand Rapids native and a graduate of the University of Michigan with a degree in civil engineering. Mr. Visser is active in the community having served on the boards for the Grand Rapids YMCA, Christian Rest Home and West Side Christian School.

     DONALD WILLIAMS, SR. (Director) Mr. Williams has over 30 years experience in administration of educational programs with special emphasis on political sensitivity and equality. He is currently Dean of Minority Affairs and Director of the Multicultural Center of Grand Valley State University. Mr. Williams also serves as President of the Coalition for Representative Government (CRG) and is a member of the Rotary Club of Grand Rapids. Previously, he has served as a member of the Board of Directors of FMB-Grand Rapids and the Grand Rapids Advisory Board of Michigan National Bank, as Treasurer and President of the Minority Affairs Council of Michigan Universities (MACMU), and as a member of the Board of Directors of the Grand Rapids Area Chamber of Commerce. Mr. Williams has also been the recipient of numerous awards in the Grand Rapids and West Michigan area, for community services and job performance. He currently resides in Grand Rapids.

     ROBERT M. WYNALDA (Director) Mr. Wynalda is the retired Chief Executive Officer and former owner of Wynalda Litho Inc. of Rockford, Michigan. Mr. Wynalda held the position of Chief Executive Officer from 1970 when he founded the company until its sale in February of 1998. Wynalda Litho Inc. is a commercial printing company serving customers from around the country. Mr. Wynalda is a native of Grand Rapids and has spent 45 years in the printing business. Mr. Wynalda serves on the Board of Trustees for Cornerstone College of Grand Rapids, and formerly served as a director of a local financial institution.

     ROBERT B. KAMINSKI (Senior Vice President and Secretary) Mr. Kaminski has over 14 years of commercial banking experience. From 1984 to 1993, Mr. Kaminski worked for FMB-Grand Rapids in various capacities in the areas of credit administration and bank compliance. In 1993, Mr. Kaminski was appointed Vice President in charge of Loan Review and served as Vice President and Manager of the Commercial Credit Department for three of FMB's subsidiaries. He has served as Senior Vice President and Secretary of the Corporation and the Bank since their inception in 1997. Mr. Kaminski serves on the Leadership Committee for the National Kidney Foundation of Michigan in Grand Rapids, the Board of Directors for HELP Pregnancy Crisis Aid, Inc. and is a career mentor for Aquinas College of Grand Rapids.

     CHARLES E. CHRISTMAS (Chief Financial Officer, Treasurer and Compliance Officer) Mr. Christmas served as Vice President of Finance, Treasurer and Compliance Officer of the Corporation and the Bank in 1998, and in 1999 was elected Chief Financial Officer, Treasurer and Compliance Officer. Prior to joining the Corporation, he worked with various financial institutions for over ten years while serving as a bank examiner with the Federal Deposit Insurance Corporation ("FDIC"). He began his tenure with the FDIC upon his graduation from Ferris State University. Mr. Christmas holds a Bachelors of Science degree in Accountancy.

BOARD OF DIRECTORS MEETINGS AND COMMITTEES

     The Corporation has standing Audit, Compensation, and Nominating Committees of the Board of Directors.

     The members of the Audit Committee consist of C. John Gill, David M. Hecht, and Robert M. Wynalda. The Audit Committee's responsibilities include recommending to the Board of Directors the selection of independent accountants, approving the scope of audit and non-audit services performed by the independent accountants, reviewing the results of their audit, reviewing the Corporation's internal auditing activities and financial statements, and reviewing the Corporation's system of accounting controls and recordkeeping.

     The members of the Compensation Committee consist of Peter A. Cordes, Lawrence W. Larson, and Calvin D. Murdock. The Compensation Committee's responsibilities include considering and recommending to the Board of Directors any changes in compensation and benefits for officers of the Corporation. At present, all officers of the Corporation are also officers of the Bank, and although they receive compensation from the Bank in their capacity as officers of the Bank, they presently receive no separate cash compensation from the Corporation.

     The members of the Nominating Committee consist of David M. Hecht, Dale J. Visser, and Robert M. Wynalda. The Nominating Committee is responsible for reviewing and making recommendations to the Board of Directors as to its size and composition, and recommending to the Board of Directors candidates for election as directors at the Corporation's annual meetings. The Nominating Committee will consider as potential nominees persons recommended by shareholders. Recommendations should be submitted to the Nominating Committee in care of Gerald R. Johnson, Jr., Chairman and Chief Executive Officer of the Corporation. Each recommendation should include a personal biography of the suggested nominee, an indication of the background or experience that qualifies such person for consideration, and a statement that such person has agreed to serve if nominated and elected. Shareholders who themselves wish to effectively nominate a person for election to the Board of Directors, as contrasted with recommending a potential nominee to the Nominating Committee for its consideration, are required to comply with the advance notice and other requirements set forth in the Corporation's Articles of Incorporation.

     During 1998, there were a total of six meetings of the Board of Directors of the Corporation. Each director attended at least 75% of the total number of meetings of the Board of Directors and Committees of the Board held during the period that the director served except C. John Gill and Robert M. Wynalda who attended 63% and 60%, respectively, of the meetings. Messrs. Gill and Wynalda also attended 17 and 13 meetings, respectively, of the Board of Directors of the Bank. There were two meetings of the Audit Committee, two meetings of the Compensation Committee, and two meetings of the Nominating Committee during 1998.

     During 1998, no compensation was paid to any directors of the Corporation or Bank for their services in such capacities. In January of 1999, the Board of Directors of the Bank approved the payment of an annual retainer to each non-employee director of the Bank in the amount of $1,200, payable on each May 1, beginning May 1, 1999. The Board of Directors of the Bank also approved a deferred compensation plan for non-employee directors of the Bank under which such directors may elect to defer the receipt of their annual retainer until they are no longer serving on the Board.

SUMMARY COMPENSATION TABLE

     The following table details the compensation received by the named executives for the period from July 15, 1997 (inception) to December 31, 1997; and the year ended December 31, 1998:

                                                                                         LONG TERM
                                                                                       COMPENSATION
                                                        ANNUAL COMPENSATION       -----------------------
                                                     -------------------------                ALL OTHER
           NAME AND PRINCIPAL POSITION               YEAR     SALARY     BONUS    OPTIONS    COMPENSATION
           ---------------------------               ----     ------     -----    -------    ------------
Gerald R. Johnson, Jr.,..........................    1998     164,231      0       7,000        8,655(1)
  Chairman of the Board                              1997    $ 83,654      0      40,000            0
  and Chief Executive Officer of the Corporation
  and
  Chairman of the Board of the Bank
Michael H. Price,................................    1998     135,307      0       7,000        6,919(2)
  President and Chief Operating Officer of the
  Corporation and President and                      1997      14,112      0      21,000            0
  Chief Executive Officer of the Bank

-------------------------
(1) Includes a matching contribution by the Bank to Mr. Johnson's 401(k) Plan account of $6,338, and life and disability insurance premiums paid by the Bank on policies insuring Mr. Johnson of $488 and $1,829, which policies are in addition to the Bank's group insurance plans that are generally available to salaried employees.

(2) Includes a matching contribution by the Bank to Mr. Price's 401(k) Plan account of $5,220, and life and disability insurance premiums paid by the Bank on policies insuring Mr. Price of $995 and $704, which policies are in addition to the Bank's group insurance plans that are generally available to salaried employees.

OPTIONS GRANTED IN 1998

     Under the Corporation's 1997 Employee Stock Option Plan, stock options are granted to the Corporation's and the Bank's senior management and other key employees. The Board of Directors of the Corporation is responsible for awarding the stock options. These options are awarded to give senior management and key employees an additional interest in the Corporation from a shareholder's perspective, and enable them to participate in the future growth and profitability of the Corporation. In making awards, the Board may consider the position and responsibilities of the employee, the nature and value of his or her services and accomplishments, the present and potential contribution of the employee to the success of the Corporation, and such other factors as the Board may deem relevant.

     The following table provides information on options granted to the named executives during the year ended December 31, 1998:

                                                                 INDIVIDUAL GRANTS
                                      -----------------------------------------------------------------------
                                      NUMBER OF SHARES      % OF TOTAL
                                         UNDERLYING       OPTIONS GRANTED    EXERCISE OR
                                          OPTIONS          TO EMPLOYEES       BASE PRICE        EXPIRATION
               NAME                      GRANTED(1)           IN 1998        PER SHARE(2)          DATE
               ----                   ----------------    ---------------    ------------       ----------
Gerald R. Johnson, Jr.,...........         7,000              22.6%             $13.63       October 21, 2008
Michael H. Price..................         7,000              22.6%             $13.63       October 21, 2008

-------------------------
(1) The option for Mr. Johnson becomes exercisable on July 22, 2001. The option for Mr. Price becomes exercisable on December 1, 2000.

(2) The exercise price may be paid in cash, by the delivery of previously owned shares, or a combination thereof.

AGGREGATED STOCK OPTION EXERCISES IN 1998 AND YEAR END OPTION VALUES

     The following table provides information on the exercise of stock options during the year ended December 31, 1998 by the named executives and the value of unexercised options at December 31, 1998:

                                                                    NUMBER OF                      VALUE OF
                                   SHARES                          UNEXERCISED             UNEXERCISED IN-THE-MONEY
                                 ACQUIRED ON     VALUE         OPTIONS AT 12/31/98           OPTIONS AT 12/31/98
            NAME                  EXERCISE      REALIZED    EXERCISABLE/UNEXERCISABLE    EXERCISABLE/UNEXERCISABLE(1)
            ----                 -----------    --------    -------------------------    ----------------------------
Gerald R. Johnson, Jr.,......       None          N/A             20,000/27,000               $125,000/$143,340
Michael H. Price.............       None          N/A             14,000/14,000               $ 80,500/$ 58,590

-------------------------
(1) In accordance with the SEC's rules, values are calculated by subtracting the exercise price from the fair market value of the underlying Common Stock. For purposes of this table, fair market value is deemed to be $16.25 per share, the average of the closing bid and asked prices reported on the OTC Bulletin Board on December 31, 1998.

EMPLOYMENT AGREEMENTS

     Effective December 1, 1998, the Bank and the Corporation have entered into Employment Agreements with Mr. Johnson and Mr. Price providing for their employment from December 1, 1998 through December 31, 2001 (the "Employment Period"), and certain severance, confidentiality and non-compete arrangements that may continue after the Employment Period. The Employment Agreement with Mr. Johnson establishes an annual base salary for him of $180,000 for the period from December 1, 1998 through June 30, 1999, of $200,000 for the period from July 1, 1999 through December 31, 1999, and of an amount not less than $200,000 to be determined by the Board of Directors of the Bank for the period of January 1, 2000 through December 31, 2001. The Employment Agreement with Mr. Price establishes an annual base salary for him of $150,000 for the period from December 1, 1998 through June 30, 1999, of $170,000 for the period from July 1, 1999 through December 31, 1999, and of an amount not less than $170,000 to be determined by the Board of Directors of the Bank for the period of January 1, 2000 through December 31, 2001. In addition, the Employment Agreements provide for a one time payment of $5,000 to each of Mr. Johnson and Mr. Price to augment the salary amounts that they received in October and November of 1998, prior to the execution of the Employment Agreements. In addition to the annual base salary, the Employment Agreements provide that Mr. Johnson and Mr. Price are entitled to participate in any employee benefit and incentive compensation plans of the Corporation and the Bank, including health insurance, life and disability insurance, stock option, profit sharing and retirement plans. In the event that either of the officers becomes disabled or dies during the Employment Period he is entitled to benefits under his Employment Agreement. In the event of disability, the officer continues to receive his then current annual base salary through the end of the Employment Period, and any disability benefits payable under disability plans provided by the Bank or the Corporation. The officer also continues to participate in life, disability, and health insurance plans of the Bank or the Corporation, through age 65, to the extent permitted under such plans. If the officer dies during the Employment Period, the Bank is obligated to pay the officer's legal representative a death benefit of $250,000, and if the Bank or the Corporation owns any life insurance insuring the life of the officer, the proceeds of the policies are payable to the named beneficiaries.

     The Employment Agreements provide severance benefits in the event that the officer's employment is terminated by the Corporation and the Bank without "Cause" or the officer elects to terminate his employment for "Good Reason" during the Employment Period. In such event, the officer is entitled to receive the greater of (i) his annual base salary through the end of the Employment Period or (ii) in the case of Mr. Johnson, $500,000, and in the case of Mr. Price $425,000; in either case payable over 18 months in equal monthly installments. In addition, in the case of such a termination of employment, the officer is entitled to continue his participation in life, disability and health insurance plans provided by the Bank or the Corporation for 18 months, to the extent permitted under such plans, to an assignment of any assignable life insurance policies owned by the Bank or the Corporation insuring his life, and $10,000 for out-placement, interim office and related expenses. The Employment Agreements also provide severance benefits in the event that after the Employment Period the officer's employment is terminated by the Bank and the Corporation without "Cause" or the officer's annual base salary is reduced without "Cause". In such event, the officer receives the same benefits as are described above for a termination during the Employment Period, except that when determining the cash severance payable to him over the 18 months following his termination, the alternative of receiving his annual base salary through the end of the Employment Period does not apply, and instead he receives the stated dollar amount of $500,000 in the case of Mr. Johnson, or $425,000 in the case of Mr. Price. In the event that an officer's employment is terminated for "Cause" during the Employment Period, the officer is not entitled to any accrued rights that he may then have under any stock option plan of the Corporation.

     Under the Employment Agreements, Mr. Johnson and Mr. Price agree not to disclose, except as required by law, any confidential information relating to the business or customers of the Bank or the Corporation, or use any such information in any manner adverse to the Bank or the Corporation. In addition, each has agreed that for 18 months following his employment with the Bank and the Corporation, he will not be employed by, or act as a director or officer of, any business engaged in banking within a 50 mile radius of Grand Rapids, Michigan that solicits customers of the Bank.

CERTAIN TRANSACTIONS

     The Bank has had, and expects in the future to have, loan and other financial transactions in the ordinary course of business with the Corporation's directors, executive officers, and principal shareholders (and their associates) on substantially the same terms as those prevailing for comparable transactions with others. All such transactions (i) were made in the ordinary course of business, (ii) were made on substantially the same terms, including interest rates and collateral on loans, as those prevailing at the time for comparable transactions with other persons, and (iii) in the opinion of management did not involve more than the normal risk of collectibility or present other unfavorable features.

     As of December 31, 1998, the Bank had outstanding 44 loans to the directors or executive officers of the Corporation totaling approximately $9.1 million in aggregate amount under commitments totaling approximately $12.8 million.

     In November of 1998, the Bank entered into a contract with Visser Brothers, Inc. for it to act as construction manager and perform portions of the construction for the Bank's new operations facility and branch to be located in Alpine Township, a suburb of Grand Rapids, Michigan. Dale Visser and Bruce Visser, who are brothers, are owners of a substantial majority of Visser Brothers. Dale Visser is a member of the Board of Directors of the Corporation and the Bank, and both were organizers of the Bank. The contract estimates the construction costs for the facility at not more than approximately $1.3 million. Visser Brothers is to receive approximately 5% of this amount for its construction management services, and will be reimbursed for the wages, salaries, and related taxes and benefits of construction workers and supervisory and administrative personnel that it employs in connection with the construction. The Bank estimates that the payments for the percentage amount and reimbursements will total approximately $65,000 for the project. In addition, when deemed appropriate by the Bank, the architect for the project, and Visser Brothers, the Bank may permit Visser Brother to bid as a subcontractor for portions of the work that is to be performed on the project. In such cases, the Bank expects that Visser Brothers may be hired as a subcontractor where its bid is determined to be the most favorable.

     In 1997, the Bank contracted with Visser Brothers Inc. to renovate the building that the Bank is leasing for its main office. The contract provided for the payment of approximately $450,000 to Visser Brothers for renovation work that it performed under its base bid, and an additional approximately $150,000 for work that was specified in the contract to be performed by a separate supplier. The contract was awarded to Visser Brothers after being submitted for bids. The renovations were completed in December of 1997 pursuant to specifications provided by the Bank's architect.

                       SELECTION OF INDEPENDENT AUDITORS

     The Board of Directors has selected Crowe, Chizek & Company LLP as the Corporation's principal independent auditors for the year ending December 31, 1999. Representatives of Crowe, Chizek & Company

LLP plan to attend the Annual Meeting of shareholders, will have the opportunity to make a statement if they desire to do so, and will respond to appropriate questions by shareholders.

                 SHAREHOLDER PROPOSALS FOR 2000 ANNUAL MEETING

     A proposal submitted by a shareholder for the 2000 Annual Meeting of shareholders must be sent to the Secretary of the Corporation, 216 North Division Avenue, Grand Rapids, Michigan 49503, and received by November 13, 1999 in order to be eligible to be included in the Corporation's Proxy Statement for that meeting.

                                 OTHER MATTERS

     The Board of Directors does not know of any other matters to be brought before the Annual Meeting. If other matters are presented upon which a vote may properly be taken it is the intention of the persons named in the proxy to vote the proxies in accordance with their best judgment.

                                                                     MBCCM-PS-99

[X] PLEASE MARK VOTES                                                   APPENDIX
    AS IN THIS EXAMPLE

------------------------------------  1. Election of Directors
    MERCANTILE BANK CORPORATION          Nominees as Directors
------------------------------------
                                         BETTY S. BURTON                        FOR ALL   WITH    FOR ALL
                                         PETER A. CORDES                        NOMINEES  HELD    EXCEPT
                                         DAVID M. HECHT                           [ ]     [ ]      [ ]
                                         ROBERT M. WYNALDA

                                         NOTE: If you do not wish your shares voted "For" a particular nominee, mark the "For All Except" box and strike a line
                                         through the name(s) of the nominee(s). Your shares will be
RECORD DATE SHARES:                      voted for the remaining nominee(s).

                                         YOUR BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR ALL
                                         NOMINEES.

                                      2. In their discretion, the Proxies are authorized to vote upon such other matters as may properly come before the meeting, or at any adjournment of the meeting.

                                         Mark box at right if you plan to attend the meeting.         [ ]

Please be sure to sign and date          Mark box at right if an address change or comment has been   [ ]
this Proxy.     Date                     noted on the reverse side of this card.
                    -----------


Shareholder sign here                   Co-owner sign here
                     ----------------                     -------------------


DETACH CARD                                                         DETACH CARD

                          MERCANTILE BANK CORPORATION


Dear Shareholder,

Enclosed with this proxy is your Notice of Annual Meeting and Proxy Statement, and 1998 Annual Report. We encourage you to carefully read these materials and exercise your right to vote your shares.

Please mark the boxes on this proxy card to indicate how your shares will be voted, then sign the proxy card, detach it, and return your proxy vote in the enclosed postage paid envelope. If you plan to attend the meeting, please mark the appropriate box on the proxy.

Your proxy card must be received prior to the Annual Meeting of Shareholders on April 15, 1999.

Sincerely,

Mercantile Bank Corporation

                          MERCANTILE BANK CORPORATION
            216 NORTH DIVISION AVENUE, GRAND RAPIDS, MICHIGAN  49503

               PROXY SOLICITED BY THE BOARD OF DIRECTORS FOR THE
                         ANNUAL MEETING OF SHAREHOLDERS
                           TO BE HELD APRIL 15, 1999

The undersigned hereby appoints Calvin D. Murdock and Susan K. Jones, or either of them, with power of substitution in each, proxies of the undersigned to vote all Common Stock of the undersigned in Mercantile Bank Corporation, at the Annual Meeting of Shareholders to be held on April 15, 1999, and at all adjournments thereof.

IF THIS PROXY IS PROPERLY EXECUTED, THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED AS SPECIFIED. IF NO SPECIFICATION IS MADE, THE SHARES WILL BE VOTED FOR THE ELECTION OF ALL NOMINEES NAMED IN THIS PROXY.


   PLEASE VOTE, DATE AND SIGN ON REVERSE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.

Please sign exactly as your name(s) appear(s) hereon. Joint owners should each sign personally. Trustees and other fiduciaries should indicate the capacity in which they sign. If a corporation or partnership, the signature should be that of an authorized person who should state his or her title.

HAS YOUR ADDRESS CHANGED?                 DO YOU HAVE ANY COMMENTS?

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